# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Elutia Inc., CIK 0001708527
CUSIP: 05479K106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 12510 Prosperity Drive, Suite 370, Silver Spring, Maryland (MD), 20904
Date of event which requires filing of this statement: 02/03/2025
Filed by CIK 0001826279
Persons authorized to receive notices and communications: W. Matthew Zuga, 36 Church Lane, Westport, Connecticut (CT), 06880, (646) 793-3510

## Reporting persons
- HighCape Capital, L.P. (CIK 0001826279): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 48,931; sole dispositive power 0; shared dispositive power 48,931; aggregate amount beneficially owned 48,931 (0.1% of the class)
- HighCape Partners, L.P. (CIK 0001598046): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 53,818; sole dispositive power 0; shared dispositive power 53,818; aggregate amount beneficially owned 53,818 (0.1% of the class)
- HighCape Partners QP, L.P. (CIK 0001598026): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,001,428; sole dispositive power 0; shared dispositive power 4,001,428; aggregate amount beneficially owned 4,001,428 (11% of the class)
- HighCape Partners GP, LLC (CIK 0001819933): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,813,673; sole dispositive power 0; shared dispositive power 4,813,673; aggregate amount beneficially owned 4,813,673 (13.2% of the class)
- HighCape Partners GP, L.P. (CIK 0001819932): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,813,673; sole dispositive power 0; shared dispositive power 4,813,673; aggregate amount beneficially owned 4,813,673 (13.2% of the class)
- HighCape Co-Investment Vehicle I, LLC (CIK 0001819988): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 499,145; sole dispositive power 0; shared dispositive power 499,145; aggregate amount beneficially owned 499,145 (1.4% of the class)
- HighCape Co-Investment Vehicle II, LLC (CIK 0001820044): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 259,282; sole dispositive power 0; shared dispositive power 259,282; aggregate amount beneficially owned 259,282 (0.7% of the class)
- HighCape Capital, LLC (CIK 0001827500): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 48,931; sole dispositive power 0; shared dispositive power 48,931; aggregate amount beneficially owned 48,931 (0.1% of the class)
- HighCape Partners II, L.P. (CIK 0001770952): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 95,197; sole dispositive power 0; shared dispositive power 95,197; aggregate amount beneficially owned 95,197 (0.3% of the class)
- HighCape Partners QP II, L.P. (CIK 0001770972): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,562,431; sole dispositive power 0; shared dispositive power 4,562,431; aggregate amount beneficially owned 4,562,431 (12.5% of the class)
- HighCape Partners GP II, L.P. (CIK 0001957359): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,657,628; sole dispositive power 0; shared dispositive power 4,657,628; aggregate amount beneficially owned 4,657,628 (12.8% of the class)
- HighCape Partners GP II, LLC (CIK 0001957360): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,657,628; sole dispositive power 0; shared dispositive power 4,657,628; aggregate amount beneficially owned 4,657,628 (12.8% of the class)
- W. Matthew Zuga: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 9,520,232; sole dispositive power 0; shared dispositive power 9,520,232; aggregate amount beneficially owned 9,520,232 (26.1% of the class)
- Kevin Rakin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 90,807; shared voting power 9,520,232; sole dispositive power 90,807; shared dispositive power 9,520,232; aggregate amount beneficially owned 9,611,039 (26.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Elutia Inc.
Address of issuer's principal executive offices: 12510 Prosperity Drive, Suite 370, Silver Spring, Maryland (MD), 20904

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"):

HighCape Capital, L.P.
HighCape Partners, L.P.
HighCape Partners QP, L.P.
HighCape Partners GP, LLC
HighCape Partners GP, L.P.
HighCape Co-Investment Vehicle I, LLC
HighCape Co-Investment Vehicle II, LLC
HighCape Capital, LLC
HighCape Partners II, L.P.
HighCape Partners QP II, L.P.
HighCape Partners GP II, L.P.
HighCape Partners GP II, LLC
W. Matthew Zuga
Kevin Rakin
Residence or business address: The principal business address of the Reporting Persons is 36 Church Lane, Westport, CT 06880.
Present principal occupation or employment: The Reporting Persons are principally engaged in the business of managing their investments in the securities of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship: Each of the Reporting Persons, except for Messrs. Zuga and Rakin, is organized under the laws of the State of Delaware. Each of Messrs. Zuga and Rakin is a citizen of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following information at the end of Item 4:

Purchase Agreement

On February 4, 2025 (the "Closing Date"), pursuant to that certain Securities Purchase Agreement, dated February 3, 2025 (the "Purchase Agreement"), by and among HighCape Partners II, L.P., HighCape Partners QP II, L.P., and certain other investors named therein (collectively, the "Investors") and the Issuer, the Investors purchased an aggregate of (i) 5,520,000 shares (the "Shares") of Class A common stock, par value $0.001 per share (the "Class A Common Stock"), of the Company, and (ii) prefunded warrants (the "Prefunded Warrants") to purchase up to an aggregate of 480,000 shares of Class A Common Stock, for total gross proceeds of approximately $15 million. The public offering price for each Share was $2.50.

As a result of the Offering, HighCape Partners II, L.P. acquired 8,584 Shares and HighCape Partners QP II, L.P. acquired 411,416 Shares at the public offering price of $2.50 per Share, for a total purchase price of $1.05 million.

The foregoing descriptions of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 2 to this Amendment No. 4 and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Amendment No. 4 for investment purposes and intend to review the investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 36,423,482 shares of Class A Common Stock outstanding as of March 3, 2025, as set forth in the Issuer's most recent Form 10-K, filed March 11, 2025.

(See table in Exhibit 99.A)

Kevin Rakin and W. Matthew Zuga are the managing members of HighCape Partners GP, LLC, which is the general partner of HighCape Partners GP, L.P., which is the general partner of each of HighCape Partners, L.P. and HighCape Partners QP, L.P. In addition, HighCape Partners GP, L.P. manages each of HighCape Co-Investment Vehicle I, LLC and HighCape Co-Investment Vehicle II, LLC. Messrs. Rakin and Zuga are the managing members of HighCape Capital, LLC, which is the general partner of HighCape Capital, L.P. Messrs. Rakin and Zuga are also the managing members of HighCape Partners GP II, LLC, which is the general partner of HighCape Partners GP II, L.P., which is the general partner of each of HighCape Partners II, L.P., HighCape Partners QP II, L.P.

Each of Mr. Rakin, Mr. Zuga, HighCape Partners GP, LLC and HighCape Partners GP, L.P. may be deemed to beneficially own the securities held of record by each of HighCape Partners, L.P., HighCape Partners QP, L.P., HighCape Co-Investment Vehicle I, LLC and HighCape Co-Investment Vehicle II, LLC. Each of Mr. Rakin, Mr. Zuga and HighCape Capital, LLC may be deemed to beneficially own the securities held of record by HighCape Capital, L.P. Each of Mr. Rakin, Mr. Zuga, HighCape Partners GP II, LLC and HighCape Partners GP II, L.P. may be deemed to beneficially own the securities held of record by each of HighCape Partners II, L.P., HighCape Partners QP II, L.P.

Mr. Rakin may be deemed to beneficially own the securities held of record by the Kevin L. Rakin Irrevocable Trust. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The responses to Items 2, 4 and 5 and Exhibit 2 are hereby incorporated herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 2: Form of Securities Purchase Agreement, dated February 3, 2025, by and among Elutia Inc. and the Investors named therein (attached as Exhibit 10.2 to the Form 8-K filed by Elutia, Inc. on February 4, 2025 and incorporated herein by reference (SEC File No. 001-39577)).

Exhibit 99.A: Aggregate Number and Percentage of the Class of Securities Identified

## Signatures
- HighCape Capital, L.P.: /s/ W. Matthew Zuga, W. Matthew Zuga/Managing Member (03/13/2025)
- HighCape Partners, L.P.: /s/ W. Matthew Zuga, W. Matthew Zuga/Managing Member, HighCape Partners GP, L.P., its general partner, HighCape Partners GP, LLC, its general partner (03/13/2025)
- HighCape Partners QP, L.P.: /s/ W. Matthew Zuga, W. Matthew Zuga/Managing Member, HighCape Partners GP, L.P., its general partner, HighCape Partners GP, LLC, its general partner (03/13/2025)
- HighCape Partners GP, LLC: /s/ W. Matthew Zuga, W. Matthew Zuga/Managing Member (03/13/2025)
- HighCape Partners GP, L.P.: /s/ W. Matthew Zuga, W. Matthew Zuga/Managing Member (03/13/2025)
- HighCape Co-Investment Vehicle I, LLC: /s/ W. Matthew Zuga, W. Matthew Zuga/Managing Member, HighCape Partners GP, L.P., its general partner, HighCape Partners GP, LLC, its general partner (03/13/2025)
- HighCape Co-Investment Vehicle II, LLC: /s/ W. Matthew Zuga, W. Matthew Zuga/Managing Member, HighCape Partners GP, L.P., its general partner, HighCape Partners GP, LLC, its general partner (03/13/2025)
- HighCape Capital, LLC: /s/ W. Matthew Zuga, W. Matthew Zuga/Managing Member (03/13/2025)
- HighCape Partners II, L.P.: /s/ W. Matthew Zuga, W. Matthew Zuga/Managing Member, HighCape Partners GP, L.P., its general partner, HighCape Partners GP, LLC, its general partner (03/13/2025)
- HighCape Partners QP II, L.P.: /s/ W. Matthew Zuga, W. Matthew Zuga/Managing Member, HighCape Partners GP, L.P., its general partner, HighCape Partners GP, LLC, its general partner (03/13/2025)
- HighCape Partners GP II, L.P.: /s/ W. Matthew Zuga, W. Matthew Zuga/Managing Member, HighCape Partners GP II, LLC, its general partner (03/13/2025)
- HighCape Partners GP II, LLC: /s/ W. Matthew Zuga, W. Matthew Zuga/Managing Member (03/13/2025)
- W. Matthew Zuga: /s/ W. Matthew Zuga, W. Matthew Zuga/Managing Member (03/13/2025)
- Kevin Rakin: /s/ Kevin Rakin, Kevin Rakin (03/13/2025)